United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale informs on estimates update Rio de Janeiro, December 2nd, 2020 - Vale S.A. (Vale) informs that it has updated its estimates and that these must be considered as such: Estimated production volumes Estimated costs Iron Ore: C114 cash cost without 3rd party purchase costs of US$ 13.6/t in 2020 and between US$ 10.5/t - US$ 12.0/t once Vale reaches production level of 400 Mtpy. Estimated capex15 Decharacterization cash outflow Due to adjustments to the decharacterization projects and works for safety improvement, Vale expects to record an additional provision of approximately US$ 670 million18 (nominal amount) for the execution of the decharacterization plan in the 4Q20 financial statements, totaling approximately US$ 2.7 billion (nominal amount) as of December 31th, 2020.This value is subject to review based on the actual disbursements of provisions by the end of the 2020 fiscal year. Debt 13 Includes third party purchase, run-of-mine and feed for pelletizing plants. 14 Assuming: (i) fixed cost dilution; (ii) removal of inefficiencies from restrictions; (iii) filtrations and geotechnical initiatives; (iv) average BRL/USD exchange rate of 5.1 once Vale reaches production level of 400 Mtpy. 15Average BRL/USD exchange rate of 5.21 (2020), 5.10 (2021) and 4.77 (next years). 16 Includes replacement capex. 17 Average BRL/USD exchange rate of 5.10 (2021) and 4.77 (2022-29) 18 Given BRL-USD exchange rate of 5.3317 on November 30, 2020. Exchange rate subject to review in due course for recording i statements. 19 Considering 100% cash flow distribution.

EBITDA 21 ranging from US$ 17.4 billion to US$ 29.6 billion, depending on the following assumptions: (a) annual average iron ore price ranging from US$ 70/t to US$ 100/t; (b) annual average nickel price (LME) ranging from US$ 14,000/t to US$ 20,000/t; (c) annual average copper price (LME) of US$ 6,600/t; (d) annual average high and low sulfur bunker prices at US$ 323/t (e) annual average FX BRL/USD of 4.77. Free Cash Flow Yield22 Average Free Cash Flow Yield 2021-2023, per annum23 ranging from, approximately, 4.4% to 15.7%, depending on the following assumptions: (a) annual average iron ore price ranging from US$ 70/t to US$ 100/t; (b) annual average nickel price (LME) ranging from US$ 14,000/t to US$ 20,000/t; (c) annual average copper price (LME) of US$ 6,600/t; (d) annual average high and low sulfur bunker prices at US$ 323/t (e) annual average FX BRL/USD of 5.10 (2021) and 4.77 (2022-2023); (f) market capitalization of November 26th, 2020. 24 Vale informs that it has discontinued all previous guidance, except of Nickel, Copper and Pellets production for 2020. Vale clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented Additionally, Vale informs that will file again in due course the item 11 of its Reference Form, in the period required by the Instruction CVM number 480 of December 7, 2009, as amended. Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com en based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission --F. 20 Assuming: (i ore sale for Indonesia JVs projects; (iv) others such as lower 3rd party purchases and higher revenues from by-products. 21 Does not consider any additional provisions. 22 FCF yield is presented only for illustrative purpose and it does not constitute guidance for Vale, considering it is an index that depends on the market value and consequently the share price, which Vale uses historical price parameters, just as a reference. 23 The Free cash flow estimated does not consider dividends, buybacks and acquisitions. It considers the inflow derived from the Salobo III gold stream completion in 2022. 24 Average BRL/USD exchange rate of 5.21 (2020), 5.10 (2021) and 4.77 (2022).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 02, 2020		Head of Investor Relations